Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

Annual Report Pursuant to Regulation A

For the year ended December 31, 2019

Iroquois Valley Farmland REIT, PBC
(Exact name of issuer as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

708 Church Street

Suite 234

Evanston, IL 60201

(Full mailing address of principal executive offices)

(847) 859-6645

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Notice of Reliance on SEC Rule 230.257(f)

The U.S. Securities and Exchange Commission (the “SEC”) has adopted Rule 230.257(f) providing temporary relief to Regulation A reporting companies unable to timely comply with their filing obligations as a result of the novel coronavirus (“COVID-19”) outbreak. This Annual Report on Form 1-K (“Annual Report”) is filed in reliance on this temporary relief, as COVID-19 and related, government-imposed restrictions have affected the Company’s accountants, auditors, consultants, staff, and professional advisors in their efforts to timely file this Annual Report.

For additional detail on risks to the Company stemming from COVID-19, please see the Company’s Current Report on Form 1-U filed with the SEC on April 28, 2020.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this Annual Report constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “will” and “would” or the negative of these terms or other comparable terminology.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Forward-looking statements we make in this Annual Report are subject to various risks and uncertainties that could cause actual results to vary from our forward-looking statements, including:

•	our future operating results;

•	our business and investment prospects;

•	changes in our business strategy;

•	availability, terms and deployment of capital;

•	availability of qualified personnel;

•	changes in our industry, interest rates or the general economy;

•	changes in governmental regulations, tax rates and similar matters;
•	the degree and nature of our competition;

•	the adequacy of our cash reserves and working capital; and

•	the timing of cash flows, if any, from our investments.

Details of Risk Factors identified by management are included in the Company’s Offering Statement, as amended, on Form 1-A/A dated April 26, 2019, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Item 1. Business

The Company

Iroquois Valley Farmland REIT, PBC, a Delaware public benefit corporation (“Iroquois Valley REIT”), is an organic farmland finance company. We will select, value, and manage farmland investments across the Unites States (each, a “Farmland Investment”). Farmland Investments include the acquisition of farmland, mortgage financings secured by farmland, and extending operating lines of credit to farmers, all centered around organic farming. We are one of the first private companies in North America to offer investors direct exposure to a diversified portfolio of certified organic farmland.

On May 3, 2019, our offering of common stock (the “Offering”) was qualified by the SEC pursuant to SEC Regulation A, Tier 2. Under the terms of the Offering, we are offering up to $50,000,000 in common stock. We expect to offer common stock in this Offering until we raise the maximum amount being offered, unless terminated by our board of directors at an earlier time. There is no established public trading market for our common stock. This is a “best efforts” offering, which means that we will use our best efforts to sell shares of common stock, but there is no obligation to purchase or sell any specific amount of shares. We expect to use substantially all proceeds from this Offering to acquire additional Farmland Investments throughout the United States. For details of the Offering, see our Offering Statement on Form 1-A/A dated April 26, 2019, filed with the SEC, as may be amended from time to time, accessible on the SEC’s website at www.sec.gov.

We conduct our business and own our Farmland Investments through our operating company, Iroquois Valley Farms LLC, an Illinois limited liability company (“Iroquois Valley LLC”), which was formed on June 5, 2007. Iroquois Valley LLC has over a ten-year operating history functioning as a single entity. In an effort to simplify tax reporting and provide opportunities to more effectively raise growth capital, effective as of December 31, 2016, the members and managers of Iroquois Valley LLC approved and implemented a conversion from a limited liability company owned by multiple equity owners to the current operating structure. As part of the conversion our operating tax status changed, as we went from a limited liability company taxed as a partnership, to a real estate investment trust (“REIT”), taxed pursuant to provisions of the Internal Revenue Code of 1986, as amended. In the conversion, the members of Iroquois Valley LLC contributed 99% of their membership interests to the Company and 1% of their membership interests to Iroquois Valley Farmland TRS, Inc. (“Iroquois Valley TRS”), a taxable REIT subsidiary, and as a result of the transaction Iroquois Valley REIT owns (i) 100% of Iroquois Valley TRS and (ii) 99% of Iroquois Valley LLC (with Iroquois Valley TRS owning the remaining 1% of Iroquois Valley LLC). Iroquois Valley REIT now serves as Manager of Iroquois Valley LLC.

Hereinafter, references to “Iroquois Valley,” “we,” “us,” “our,” or the “Company” refer to the entire Iroquois Valley corporate family, namely Iroquois Valley REIT together with its consolidated subsidiaries, including, our operating company, Iroquois Valley LLC (as well as any subsidiaries thereof), and Iroquois Valley TRS.

Social and Environmental Objectives of Iroquois Valley

Iroquois Valley focuses on organic agriculture that positively impacts the health and sustainability of food systems, farming communities, and ecosystems. We support family farms and aim to support the next generation of American farmers. We embrace the following guiding principles as our “Vision Statement”:

•	Enable the next generation of young farmers to positively impact world health;
•	Farm with healthy, humane and organic practices without GMOs, toxic pesticides, herbicides, fungicides, synthetic fertilizers or other harmful chemicals;
•	Keep the farmers on the land by indefinitely renewing their leases and preferentially selling to the farm tenant. Enable farmers to own land by providing mortgage financing;
•	Grow a broad base of mission-aligned investors and partners working to heal people and planet;
•	Transition traditional investment capital from conventional trading and extractive practices to renewable and regenerative uses;
•	Maintain a fair-valued and democratically governed enterprise enabling both investors and farmers to enjoy a stable and profitable return on their farming investment; and
•	Protect farmland.

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Our Portfolio Objectives

Our objectives when acquiring Farmland Investments are to:

•	Offer investors a diversified farmland portfolio in terms of geography, production mix, and asset class;
•	Balance new and existing relationships with farmers;
•	Grow the fair market value of our shares;
•	Provide investors liquidity through redemption of our common stock while maintaining ownership of the underlying farmland assets in perpetuity;
•	Pay annual dividends; and
•	Preserve, protect, and return your capital contribution.

We seek to achieve these objectives steadily over time; however, there is no assurance that we will meet the foregoing objectives. See “Risk Factors,” below.

Our Strategy

We expect to use substantially all the net proceeds of this Offering to invest in Farmland Investments. These may include acquiring farmland directly, offering intermediate farm mortgage loans to farmers, or financing organic farm stability and expansion through operating lines of credit. We may invest in Farmland Investments through one or more joint ventures or subsidiaries. Subject to the restrictions of operating as a REIT, we may also invest limited proceeds in other farmland-related securities that fit our investment criteria and social impact goals.

In selecting Farmland Investments, we prioritize those which will provide financial returns and further our social and environmental objectives, discussed above. We seek to create and maintain a portfolio of Farmland Investments consisting of both equity and debt. For equity investments, we hope to acquire and manage farmland properties that generate both fixed and variable leasing revenue from tenants. For debt investments (i.e. mortgages and operating lines of credit), we directly structure, underwrite, and originate these products, allowing us to approach our underwriting in partnership with the farmer. Our focus with these debt instruments is to lend to farmers with a low risk of default based on due diligence supervised by our investment committee and board of directors. In structuring our loan transactions, we aim to receive an acceptable risk-adjusted return and to provide the borrowing farmer with a realistic and manageable payment schedule.

We also seek to acquire Farmland Investments that reflect the diversity of activities occurring on certified organic farmland throughout the United States. We seek to invest across a wide swath of geographic locations with operators that vary in terms of size, generational history, crop and production mixes, business plans, and supply chain practices. In summary, we aim to provide investors access to a diversified portfolio of certified organic farmland in line with our portfolio objectives and public benefit commitment.

Market Opportunities

Demand for organic food continues to grow, driven in large part by millennials’ concern for the quality, source, and nutrition of the food they eat and feed their children. Organic farmers earn a price premium for their crops at market, and studies show that, as a result, over time organic farms can be more profitable than conventional farms of a similar size, scope, and crop variety. The growing demand for organic food, coupled with the price premium for certified organic products, is fundamental to our business model. Our income stream from Farmland Investments depends in large part on organic farmers’ revenue and profitability. Ultimately, we believe that in this market, our Farmland Investments will allow us to create income for periodic dividend payments to our stockholders, in addition to the positive social and environmental impact we seek.

Our Commitment to Impact

As a Delaware public benefit corporation, Iroquois Valley REIT and our board of directors will consider our public benefit objective in addition to the financial interests of shareholders when making decisions. In doing so, we intend to operate in a responsible and sustainable manner. Pursuant to our Certificate of Incorporation, our public benefit purpose is enabling healthy food production, soil restoration and water quality improvement through the establishment of secure and sustainable farmland access tenures.

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We have taken a number of steps to further our commitment to social and environmental impact. We have appointed a Director of Impact to our staff. In 2019, Iroquois Valley became one of the first companies to undergo an Impact Management Assessment by Aeris Insight. And since 2012, we have been certified as a “B Corp,” a private certification awarded for meeting rigorous standards of social and environmental performance, accountability, and transparency. We have consistently scored within the top 10% of all B Corps assessed, earning us awards like “Best for the World Overall” and in specific categories.

Employees

The Company employs nine persons total. The Company employs eight persons full-time.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate and farming industries in general. These risks are outlined under the heading “Risk Factors” in our Offering Circular dated April 26, 2019 and qualified on May 3, 2019, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance.

For additional detail on risks to the Company stemming from COVID-19, please see the Company’s Current Report on Form 1-U filed with the SEC on April 28, 2020.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following discussion and analysis is based on financial statements of Iroquois Valley REIT for the years ending December 31, 2019 (“Fiscal 2019”) and December 31, 2018 (“Fiscal 2018”). The discussion should be read in conjunction with the Company’s consolidated financial statements and the notes thereto contained in this Annual Report. None of the financial information in the discussion has been audited or reviewed by our independent auditors. Where appropriate, the discussion includes an analysis of the effects of this offering.

Operating Results

Below is a discussion of some of the more important aspects of the results of our operations for the year ending Fiscal 2019 and the year ending Fiscal 2018.

Revenues from Leasing Activities

During Fiscal 2019, we realized revenues of $1,260,850 from leasing activities (inclusive of reimbursements). This is a decrease of $74,561, or 6% relative to the Fiscal 2018 figure of $1,335,411. The 2019 decrease was due to the adoption of ASC 842 that netted $71,324 of bad debt expense against rental income.

As of the end of Fiscal 2019, we had 39 farms under leases having terms of one (1) to eight (8) years remaining, compared to 36 farms as of the end of Fiscal 2018. Since the end of Fiscal 2019, we acquired two 2 additional farms, increasing the total farm count to 41. As of December 31, 2019, we had three (3) tenants with past-due rents that are deemed at high-risk of collection (categorized as default). We are actively working with these tenants to resolve past-due amounts, and one tenant has made a significant payment subsequent to year end. Additionally, we had several tenants past-due with low or moderate collection risk (categorized as watch or at-risk). As of the end of Fiscal 2019, we accrued a receivables reserve of approximately $160,000 to manage collection risk. Although we believe that we will be able to achieve a resolution to mitigate the loss of revenue with all past-due amounts, there can be no assurance that we will still not recognize significant losses of revenue with respect to these tenants.

Revenues from Lending Activities

We recognized revenues from financing organic farmland of $695,651 in Fiscal 2019, an increase of 23% or $131,673 over the $563,978 achieved in Fiscal 2018. This increase was the result of a year-over-year increase in mortgage loan and line of credit assets outstanding. As of the end of Fiscal 2019, we had 29 loans reflecting a mortgage note and line of credit receivable net balance of $12,784,781. This compares to 23 loans and a mortgage note receivable, net balance of $12,275,582 as of the end of Fiscal 2018. Since the end of Fiscal 2019, we have made two additional loans, increasing the total loan count to 30.

Other Revenue

In addition to revenue from leases and financing, we collect a limited amount of other revenue, primarily from acquisition or loan origination fees, and interest on Company cash balances. In Fiscal 2019 we recorded $33,832 compared to $8,286 in Fiscal 2018.

Operating Expenses

Our total “Operating Expenses” for Fiscal 2019 were $1,686,574, an increase of 14%, or $206,191, over the $1,480,383 recorded in Fiscal 2018. The year-over-year increase was driven mostly by increases in general and administrative expenses and an impairment in an investment in real estate. Additionally, we had increases in insurance, and depreciation & amortization expenses. These increases were offset by decreases in the provision for bad debt and loan losses, professional fees, real estate taxes, and option-based compensation expense.

•	General and administrative increased to $803,244 in 2019 compared to $576,426 in 2018, a $226,818, or 39% year-over-year increase. This increase was primarily the result of a reallocation of 2019 grant related expense reimbursements, increased repairs and maintenance expense, and increased compensation expense.

•	Provision for bad debts and loan losses decreased to $38,867 in 2019 from $195,311 in 2018, a $156,444 or 80% year-over-year decline, primarily due to the adoption of ASC 842 that recategorized rental income bad debt as an expense against rental income, netting a $71,324 decrease. Allowance for mortgage notes receivable loan loss reserve drove an additional net $23,079 decrease in in bad debt expense, and an allowance for interest receivable reserve allowed us to further offset net $61,946;

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•	Professional fees decreased to $332,873 in 2019 from $358,992 in 2018, a $26,119 or 7% year-over-year decline. The decline was primarily the result of a reallocation of grant related expense reimbursements.

•	Real estate taxes decreased to $151,429 in 2019 from $153,291 in 2018, a $1,862 or 1% year-over-year decline. In Fiscal 2019, new properties were added late in the year, resulting in Fiscal 2019 real estate taxes to be essentially flat compared to Fiscal 2018.

•	Insurance increased to $27,234 in 2019 compared to $14,849 in 2018, a $12,385 or 83% year-over-year increase. The increase was primarily the result of a recategorization of directors and officers insurance from general and administrative expenses in 2018 to insurance expense in 2019, as well as a 2019 increase in general liability insurance.

•	Option-based compensation expense decreased to $0 in 2019 from $8,922 in 2018 as a result of the phase out of the use of options as a compensation tool.

•	Impairment of investment in real estate totaled $143,000 in Fiscal 2019 due to the carrying value of the Union Fair property exceeding our projected discounted cash flows from the property.

•	Depreciation and amortization increased to $189,837 in 2019 from $172,592 in 2018, a $17,245 or 10% year-over-year increase. The increase was the result of additional owned properties with depreciable assets in Fiscal 2019, and a full year of depreciation expense associated with depreciable assets purchased in Fiscal 2018.

•	Interest expense decreased to $449,183 in 2019 from $491,718 in 2018, a $42,535 or 9% year over year decrease. The decline was the result of decreased and lower-cost indebtedness.

General Discussion of Expenses

The leases in our portfolio are structured as triple-net leases, under which the tenant is responsible for substantially all of the property-related expenses, including taxes, maintenance, water usage and insurance either directly or as reimbursement under the terms of the lease. We do occasionally cover expenses associated with major capital improvements, with such expenses increasing the rental cost of the farmland. Additionally, our mortgage loan assets have limited direct costs given the nature of a loan asset. As such, the cash expenses associated with our operations mainly consist of general and administrative expenses and professional fees associated with managing the portfolio rather than the assets directly. We expect to incur costs associated with employing our personnel, investment due diligence, marketing and promotion, consulting fees, legal fees, and accounting fees. We believe that our operational platform is scalable and do not expect to see expenses grow at rates equivalent to those of our assets. We believe that we will be able to achieve economies of scale as our farmland portfolio grows and as our investment portfolio increases over-time. This will enable us to reduce our operating cost as a percentage of assets.

Conservation Innovation Grants

In 2016, we were awarded a $944,615 grant by the National Resources Conservation Service (“NRCS”), a division of the United States Department of Agriculture (“USDA”). The grant became effective on December 2, 2016 and will run through September 30, 2020. Under the terms of the grant, we receive reimbursement for certain expenses associated with the Soil Restoration Notes offerings, soil development and soil health measurement.

In addition, in December 2019 Iroquois Valley Farms, LLC was awarded a $700,000 grant from the NRCS. The purpose of this Conservation Innovation Grant is to increase the pace and scale of conservation adoption by increasing the flow of investment capital funding farmer operating lines of credit. This three-year grant is expected to begin by June 2020. Under the terms of the grant, the Company receives reimbursement totaling $700,000 for expenses associated with achieving intended outcomes.

Given the contingent nature of the grants (reimbursements only made after we incur expenses related to the grant) we have not recorded the full grant amount as an asset related to future reimbursement payments. Instead, we record grant reimbursements after incurring expenses related to grant activities. We are reimbursed by the USDA on a monthly basis.

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The company recorded approximately $288,000 and $176,000 in reimbursements as reductions of operating expenses in Fiscal 2019 and Fiscal 2018, respectively.

Liquidity and Capital Resources

Our main cash requirements relate to operating expenses and commitments associated with outstanding borrowings. We do not have any ongoing equity payment obligations except those that arise out of earnings and profits distributions as required under REIT tax law.

Our liquidity needs consist primarily of cash needed for organic farmland investments and borrowing obligations. Consistent with historical operations we intend to acquire additional farmland and provide financing backed by farmland. We also have to service debt obligations, making principal and interest payments on existing debt and any additional debt we may incur. On a selective basis we may make capital expenditures on owned farmland but have no such committed capital at this time. We plan to meet our long-term liquidity requirements through funding from this offering, cash-flow from operations, and the insurance of secured and unsecured borrowings. Revenue has historically been sufficient to meet the needs of operating expenses.

We currently have revolving lines of credit totaling $3,750,000 across three different lenders. As of the date of this Annual Report we have $900,000 outstanding under these lines of credit. We primarily use these lines of credit to fund Farmland Investments, both direct real estate investments and loan financings. In the past, we have used proceeds from our private offerings (both equity and unsecured debt) to repay the line of credit borrowings.

As of the date of this Annual Report, we anticipate approximately $2,500,000 of unsecured loan obligations coming due during the remainder of 2020. We have no secured loan obligations coming due in the next twelve months. We intend to repay the unsecured notes with proceeds from this offering and a concurrent debt offering of unsecured promissory notes by Iroquois Valley LLC (See “Soil Restoration Note Offering” below).

We believe that upon the completion of this offering, we will have better access to equity capital than we have had through previous private equity offerings that were limited to accredited investors. However, we cannot assure that such improved access will materialize. Our ability to raise additional equity capital will depend on a number of factors including, overall farmland market performance, our operating results and market sentiment towards public benefit corporations. We also cannot predict the impact of the ongoing COVID-19 pandemic on our ability to access additional capital. We do not have any off-balance sheet arrangements.

Trend Information

We expect an increasing focus on healthy eating and improving the environment will drive demand for organic food and organic farmland. We believe these trends will continue to drive revenue growth for the Company.

We reduced our mortgage loan liabilities from $7,165,703 in 2018 to $1,339,830 in 2019 a reduction of $5,825,873 or 81%. We repaid this debt by selling equity and lower-cost unsecured promissory notes.

In 2019 we began offering lines of credit to farmers. We believe that farmers’ need for operating capital will drive strong growth in this new line of business.

We are evaluating the impact of COVID-19 on our performance. While we have not yet seen any material impact on our performance, we cannot predict the ultimate impact of COVID-19 on our farmers’ revenues or supplier networks.

Soil Restoration Note Offering

As of the date of this Annual Report, our operating company, Iroquois Valley LLC, is currently offering unsecured promissory notes for sale to accredited investors only. These “Soil Restoration Notes” and similar unsecured notes are consolidated at the Iroquois Valley REIT level for accounting purposes. We first started issuing unsecured notes in 2015 and the amount outstanding has increased to $15,740,000 as of December 31, 2019. The rates and maturities of the full complement of these unsecured notes vary by issuance and series, but they are generally lower cost than those terms available from traditional lenders. We intend to issue additional unsecured notes through the existing Soil Restoration Note offering and future offerings to partially meet future cash needs.

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Item 3. Directors and Officers

Board of Directors

Name	Position	Age	Term of Office
Dr. Stephen P. Rivard	Chairperson of the Board of Directors	67	July 2017-2022
Andy Ambriole	Director	31	Sept 2019-2022
Rory Beyer	Director	41	Sept 2019-2021
Dorothy D. Burlin	Directors	52	Sept 2019-2022
Sally Dodge	Director	72	June 2018-2021
Arnold W. Lau	Director	61	July 2017-2020
Joseph A. Mantoan	Director	66	Nov 2019-2020
Malaika Maphalala	Board of Directors	50	June 2018-2020
David E. Miller	Board of Directors	66	July 2017-2021

Executive Officers

Name	Position	Age	Start of Term
David E. Miller	President. Co-Founder, and Chief Executive Officer	66	1/1/13
Mark D. Schindel	Chief Financial and Investment Officer	57	4/23/19
Arnold W. Lau	Chief Operating Officer	61	2/1/15
Alex Mackay	Vice President Investor Relations	37	1/1/18

Significant Employees

Name	Position	Age	Start of Term
Fany Bortolin	Senior Vice President	44	3/18/20
Claire Mesesan	Communications Director	28	8/17/15
John Steven Bianucci	Director of Impact	60	8/23/14

Business Experience

Board of Directors

Stephen P. Rivard, M.D., Chairperson

Dr. Rivard earned his undergraduate and medical degrees from Loyola University of Chicago. He began a practice in the newest medical specialty at the time – emergency medicine. After twenty-six years, and having raised two children, he changed careers and founded Illinois Vein Specialists in Illinois in 2008, another growing medical specialty business. He also began diversifying his investments to focus on health and organic farmland. His interest in organic farming goes beyond profit. It also includes the mission of creating a more socially conscious and sustainable future for his children. Dr. Rivard is now conducting outreach with other physicians and health care professions to bring attention to the varied health illnesses associated with the current food production system. Specifically, he is concerned about the growth of diabetes, food allergies and various cancer incidences that may be associated with food choices and agricultural production systems.

Andy Ambriole

Mr. Ambriole, his wife Catie, and two daughters farm approximately 1,000 acres of certified organic land or land in transition to organic certification. Crops grown include corn, popcorn, soybeans, and wheat. Andy is an active user of cover crops (ryegrass, cereal rye, buckwheat, oats, oil seed radishes and clovers). He also has a custom cover crop seeding business selling Blue River seed and cover crop seed. He also works on his parents' 1,500 acre conventional farm and worm casting business. Along with the typical grain crops, he also grows organic greenhouse tomatoes, and raises Nubian dairy goats.

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Mr. Ambriole is a 2007 graduate of Huntington North High School. He was awarded Indiana FFA State Star Farmer in 2008 and Huntington County Conservation Farmer in 2010. Currently, he serves as a Supervisor for the Huntington County Soil & Water Conservation District.

Rory Beyer

Mr. Beyer is a fifth-generation farmer. He and his wife Amber have one daughter, and together they farm their family’s 500-acre Beyercrest Farm in southeastern Minnesota (near Rollingstone) in Winona County. Their farm is diversified as an organic dairy, beef cattle, and grains farm, and makes extensive use of rotational pasture grazing and cover crops.

Mr. Beyer is active in organic and sustainable farming advocacy as exemplified by his membership on Organic Valley’s Dairy Executive Committee and as a Director of the Organic Farming Research Foundation. He is active in his community, especially his church, St. John’s Lutheran Church of Lewiston, Minnesota.

Mr. Beyer has a BS in Animal Science from University of Wisconsin-River Falls and an MBA from Saint Mary’s University of Minnesota.

Dorothy D ("D.D.") Burlin

Ms. Burlin is a private investor and former attorney. She is an advocate for local, sustainable, organic, and regeneratively grown foods, with particular interest in creative uses of capital to fund the large-scale expansion of this sector. In 2011 she co-founded, and is a continuing member of, the Sustainable Local Food Investment Group (SLoFIG), a 30-member, mission-based, angel investor network based in Chicago, Illinois. From 2010 through 2014, she was an investor in Two Roads Farm LLC, a single-farm investment partnership founded by David Miller and Dr. Stephen Rivard that merged with Iroquois Valley Farms LLC in 2014.

As an attorney from 1992 to 2007, Ms. Burlin was licensed with the Illinois and Missouri bars, and she was licensed to practice before federal courts in several districts and circuits. Her work included extensive criminal law practice. Her academic credentials include a BA from Dartmouth College and a JD from Georgetown University.

Ms. Burlin and her husband, Johannes, reside in Chicago, Illinois with their two sons. They also have a small farm near Reeseville, Wisconsin. Ms. Burlin is active in non-profit and political fundraising. She is a long-time member of the Board of Directors of the American Youth Foundation.

Sally Dodge

Ms. Dodge is a long-time farmer, creative entrepreneur, successful business owner, and energetic environmental activist. She was a Northeast Community Development Manager for Iroquois Valley from 2013-2019. She manages her family’s 350-acre farm in Pownal, Vermont, leasing it to several organic operators, including a 250 member CSA, an organic dairy farm, and an organic beef operation. She co-owns a flock of Katahdin sheep, and, with her partners, manages them by the Alan Savory Holistic Management system. She is a former beefalo farmer; she raised and marketed grass-fed beef before its importance to consumers became widely embraced. She has been instrumental in promoting and strengthening the link between local family farmers, restaurants, and direct farm sales through farmers’ markets and CSAs. She is one of the pioneers of the locally-grown food movement. She created Taste Vermont, a bi-annual event in the ’90s which promoted public awareness of specialty farmers in Vermont and their importance to the Vermont brand.

Ms. Dodge served for 18 years as a trustee of the Vermont Land Trust, where she took part in helping the organization move toward supporting diversified farms and farm acquisition programs. She is a member of the board of directors of the Cleveland H. Dodge Foundation, serving as their liaison to the Wildlife Conservation Society.

She was educated at Miss Porter’s School and studied modern European government, economics, and culture during a seminal year at Franklin College Switzerland, before attending Bennington College and Wesleyan University.

She is an owner of The Mountain Goat, an outdoor outfitting store in Manchester, Vermont. She lives in Manchester with her husband, Dale Guldbrandsen. They have five children and five grandchildren.

Arnold Lau

In addition to serving as the Company’s Chief Operating Officer, Mr. Lau is a private investor and independent securities trader. Born and raised in Honolulu, Hawaii, he earned his BA from Lawrence University, and an MBA from Northwestern University. He was previously a member of the Chicago Board Options Exchange from 1983 until 1999, and a member of the Chicago Board of Trade from 1985 until 2007. He is a life member of the Sierra Club and the Nature Conservancy. Mr. Lau has been an investor in Iroquois Valley or its precursors (Two Roads Farm LLC, Shelby County, Illinois) since 2009, a member of the Board since 2012, and Corporate Secretary since 2015. He is one of the nine original directors of the Company.

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Joseph A. Mantoan

Mr. Mantoan is an advocate for ecological farming and farmland preservation. Mr. Mantoan was a managing partner at Accenture and consultant during his 30-year career in business. Mr. Mantoan served on the board of the United Way of Greater Milwaukee for twelve years and on the board of Wellspring Organic Farm for six years. He received his BA and MA in Accounting from the University of Illinois.

Mr. Mantoan grew up in the farming community of Kankakee County, Illinois. Along with his siblings, he is a co-owner of his family's 100-acre certified organic crop farm in Kankakee County. Mr. Mantoan and his wife also own 200 acres of certified organic farmland in Washington County, Wisconsin. The farm is managed by his son, who is raising livestock on pasture and using permaculture methods to grow perennial crops. Mr. Mantoan resides in Whitefish Bay, Wisconsin.

Malaika Maphalala

Ms. Maphalala is a Private Wealth Advisor and Partner at Natural Investments LLC, a national SEC registered Investment Advisory firm that has specialized in exclusively socially and environmentally responsible investments for over 30 years. A lifelong advocate for social change, Ms. Maphalala is driven by a passion for finding innovative approaches to bringing people and resources together to address social and environmental complexities. In her role as Wealth Advisor, Ms. Maphalala provides portfolio management and financial planning for high-net-worth individuals, families, and institutions across the country that want to use their wealth as a tool to transform society and economic systems using humane, restorative, and ecological principles as the guide. She specializes in Regenerative Investing, which is investment that directly supports the regenerative capacity of communities and ecosystems. Her areas of special interest and expertise encompass investments in sustainable agriculture, community development, clean and renewable energy, cooperative businesses, and microfinance.

Ms. Maphalala received her BA from the Johnston Center for Integrative Studies at the University of Redlands and she holds a Certified Private Wealth Advisor® designation from the Investments and Wealth Institute in conjunction with the University of Chicago Booth School of Business. She currently lives full time on the island of Hawaii, her home for almost 25 years, where she and her family tend and enjoy their beloved, rural, solar-powered, organic farm and homestead.

David E. Miller

After a 30-year career in corporate finance and real estate, Mr. Miller returned to his native Illinois landscape in 2005 by purchasing a 10-acre farm from a family estate of his relatives. Keeping the farm in the family, he reconnected with local relatives and friends farming organically. In 2007, he co-founded Iroquois Valley Farms LLC to enable a new generation of farmers and investors to support healthy food production. Mr. Miller is currently CEO and President of Iroquois Valley.

Prior to developing sustainable farmland ventures, Mr. Miller held executive positions at Bank of America, Santa Fe Southern Pacific and First Chicago Corporation, which involved the management and oversight of real estate and capital equipment leasing portfolios. In 2008 he formed Working Farms Capital, an entity seeding new ventures in sustainable agriculture while providing transitional farm management services.

Mr. Miller is a 1975 graduate of Loyola University of Chicago and a 1978 graduate of Columbia University’s Graduate School of Business. Mr. Miller views education as the primary key to changing the health and economics of current food production systems. In that capacity, Mr. Miller is a founding member and Co-Chair of the advisory board for Loyola University’s Institute of Environmental Sustainability and is a recipient of the Institute’s first Damen Award, recognizing his services related to positive environmental change. Mr. Miller resides in Winnetka, Illinois with his wife and family. He continues to restore his small organic farm in Iroquois County, a family heritage since 1875, now being transitioned to native prairie and permaculture production.

Mr. Miller is a co-founder of Iroquois Valley and has served as its Chief Executive Officer continuously since its founding in 2007.

11

Executive Officers and Significant Employees

David E. Miller, Co-Founder and Chief Executive Officer

Biography included in Board of Directors section above.

Mark D. Schindel, Chief Financial and Investment Officer

Mr. Schindel began working for Iroquois Valley in summer 2019. He has responsibility for financial systems and reporting, budgeting and forecasting, reviewing new funding opportunities, monitoring and tracking the investment portfolio, and evaluating new deals. In joining the Company, Mr. Schindel was excited about the opportunity to work with a for-profit, mission driven organization striving to improve the health of the population and the planet.

Mr. Schindel received his BS in Finance from the University of Illinois, and his MBA from Northwestern’s J.L. Kellogg Graduate School of Management. He spent most of his career in the private equity business and as a financial consultant and private investor. Mr. Schindel lives in Chicago and enjoys tennis, downhill skiing, and hiking around the world.

Arnold Lau, Chief Operating Officer

Biography included in Board of Directors section above.

Fany Bortolin, Senior Vice President

As Senior Vice President, Ms. Bortolin is responsible for managing organic farming lines of credit and creating tailored business and regenerative plans aimed to improve financial and environmental sustainability.

Ms. Bortolin has a Bachelor’s degree and Masters in Accounting and Financial Management and an additional BA in Social Psychology. Her strengths lie in driving financial and operational improvements in both growth and challenging economic environments, as well as creating environments that foster engagement, commitment, and collaboration.

Her uncompromising commitment to environmental issues, organic farming, and health inspired her to join Iroquois Valley in 2019.

Alex Mackay, Vice President Investor Relations

Mr. Mackay focuses on raising new capital and keeping existing investors informed and happy on behalf of the Company. A longtime enthusiast for delicious, sustainable food, Mr. Mackay was drawn to Iroquois Valley for its ability to make significant impact through a scalable, for-profit model. Prior to working in finance, Mr. Mackay had a wide variety of hands-on experiences in the food industry, including at the farm, wholesale and retail levels.

Mr. Mackay received his BA in History from Columbia University and his MBA from Babson College. Originally from Hanover, NH, Mr. Mackay now lives with his wife and children in Portland, OR where he grocery shops at the farmers’ market, backcountry skis in the Cascades and goes on long forest walks with his dog.

John Steven Bianucci, Director of Impact

As Director of Impact, Mr. Bianucci has worked to maximize the tangible social and environmental bottom-line impacts of the Company. In addition, he advises the CEO and Board Chair on strategy, fundraising, policy, communications, public-private partnerships, and select companies. Mr. Bianucci has long been passionate about food sovereignty, social justice, health, organic farming and agroforestry. He has extensive corporate experience in branding, marketing and sales. Mr. Bianucci has been a successful researcher, advisor, and trader and has co-founded publications. One of these, Computer User magazine, was the country’s first regional computer publication and published monthly for 24 years. Mr. Bianucci graduated from Harvard College.

12

Claire Mesesan, Communications Director

Ms. Mesesan’s primary role is to tell Iroquois Valley’s story across audiences. She views food as an essential and powerful connector that impacts the environment, economy, health, and culture. The stories she tells focus on the ways organic farmers are regenerating the food system and why supporting organic agriculture matters.

Ms. Mesesan graduated from Loyola University Chicago with degrees in Philosophy and French. Her academic emphasis was on the intersections between sociopolitical philosophy and environmental/agricultural ethics; effectively, she studied the ways different societies value food and its production. After graduation, she spent a year in Madison, WI working as an AmeriCorps Farm-to-School educator and is passionate about creating a more sustainable, equitable, and empowering food system. Ms. Mesesan currently resides in Los Angeles and enjoys gardening and all things outdoors.

Compensation of Directors and Executive Officers

The 2019 compensation of our three highest paid executive officers were as follows:

Name	Position	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
David E. Miller	Director, President, Co-Founder, and Chief Executive Officer	$120,000	$6,000	$126,000

Arnold W. Lau[1,2]	Director and Chief Operating Officer	$75,000	$7,800	$82,500

Mark D. Schindel[1,2]	Chief Financial and Investment Officer	$63,750	$5,850	$69,600

1 Mr. Schindel was employed for only a portion of 2019.

2 In February 2020, Mr. Schindel and Mr. Lau each received a $10,000 bonus based on their performance in 2019.

Members of the Iroquois Valley REIT board are not compensated solely for their service as directors. Directors who are also employees typically do receive salaries as employees.

All officers and employees are eligible for cash bonuses. All officers and employees are eligible to receive stock options as compensation, but the Company has no plans to grant stock options.

Item 4. Security Ownership of Management and Certain Securityholders

The table below sets forth certain information regarding the beneficial ownership of shares of our common stock for our directors and named executive officers as a group as of May 1, 2020. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person.

Name	Address	Shares (1)	% Ownership
Officers and Directors as a group (2)	708 Church Street, Suite 234, Evanston, Illinois 60204	4,411	6.14%

Peterffy Foundation, Christopher Upzen, Secretary	777 S. Flager Dr., E. Tower No. 1001, West Palm Beach, FL 33401	8,000	11.16%

(1)	Percentage of beneficial ownership is based upon 71,627.02 shares of Iroquois Valley REIT’s common stock outstanding as of May 1, 2020. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for determining the number of shares beneficially owned and for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic interest. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

13

(2)	Shares of all officers and directors as a group include ownership of options to purchase common stock held by certain individuals, in compliance with the SEC’s definition of beneficial ownership (described in footnote 1 above). As of May 1, 2020, Mr. Miller owned options to purchase 600 shares of common stock, Mr. Lau owned options to purchase 75 shares of common stock, and Ms. Dodge owned options to purchase 100 shares of common stock.

No common shares beneficially owned by any director or executive officer have been pledged as security for a loan.

Other than the Peterffy Foundation, the Company does not have any persons known to us to be beneficial owners of 10% or more of our common stock.

Item 5. Interest of Management and Others in Certain Transactions

The following briefly summarizes any transactions during the last two completed fiscal years and the current fiscal year to which Iroquois Valley was a participant and where there is a direct or indirect material interest:

•	Mr. Beyer is a member of the Iroquois Valley REIT board of directors and was a borrower from Iroquois Valley LLC via 1st and 2nd mortgage financings totaling approximately $1.8 million with Mr. Beyer and his family’s farm. In April 2020, the Company agreed to refinanced and consolidate this debt into a single, $2 million 1st mortgage between Iroquois Valley LLC and Mr. Beyer’s parents, guaranteed by Mr. Beyer himself. As Mr. Beyer is both a director and borrower, future conflicts of interest could arise from Mr. Beyer’s roles.

Item 6. Other Information

None.

Item 7. Financial Statements

Iroquois Valley Farmland REIT, PBC

Consolidated Financial Statements

December 31, 2019 and 2018

14

F-1

Independent Auditor's Report

To the Board of Directors

Iroquois Valley Farmland REIT, PBC

We have audited the accompanying consolidated financial statements of Iroquois Valley Farmland REIT, PBC and its subsidiaries (the "Company"), which comprise the consolidated balance sheet as of December 31, 2019 and 2018 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Iroquois Valley Farmland REIT, PBC and its subsidiaries as of December 31, 2019 and 2018 and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

April 28, 2020

F-2

CONSOLIDATED FINANCIAL STATEMENTS

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED BALANCE SHEETS
December 31, 2019 and 2018

	2019	2018
ASSETS
Investments in real estate, at cost:
Land	$37,842,971	$33,786,606
Land improvements, machinery and equipment	1,791,570	1,543,769
Buildings and building improvements	1,191,465	1,184,591

Total investment in real estate	40,826,006	36,514,966
Less accumulated depreciation	856,184	678,604
Net investment in real estate	39,969,822	35,836,362

Cash and cash equivalents	1,629,184	878,342
Accrued income	80,578	166,643
Accounts receivable, less allowance for doubtful accounts of $160,353 and $89,029 in 2019 and 2018, respectively	419,663	364,159
Prepaids and other assets	189,752	114,390
Mortgage interest receivable, less allowance for doubtful accounts of $79,254 and $16,386 in 2019 and 2018, respectively	79,134	72,206
Mortgage notes receivable, net of deferred origination fees and loan loss reserves of $139,348 and $161,498 in 2019 and 2018, respectively	12,784,741	12,275,582

Total other assets	15,183,052	13,871,322

Total assets	$55,152,874	$49,707,684

LIABILITIES AND EQUITY
Accounts payable and accrued expenses	$403,415	$333,450
Lines of credit	–	250,000
Mortgages payable	1,339,830	7,165,703
Notes payable, subordinated	15,740,000	10,865,000

Total liabilities	17,483,245	18,614,153

EQUITY
Controlling interests	37,307,842	31,093,531
Noncontrolling interests	361,787	–

	37,669,629	31,093,531

Total liabilities and equity	$55,152,874	$49,707,684

The accompanying notes are an integral part of these consolidated statements.

F-3

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2019 and 2018

	2019	2018
Revenue
Rental income, net	$1,260,850	$1,335,411
Mortgage interest income	695,651	563,978
Other	33,832	8,286

Total revenue	1,990,333	1,907,675

Operating expenses
General and administrative, net *	803,244	576,426
Change in provision for bad debts and loan losses	38,867	195,311
Professional fees *	332,873	358,992
Real estate taxes	151,429	153,291
Insurance	27,324	14,849
Option-based compensation expense	–	8,922
Impairment of investment in real estate	143,000	–
Depreciation and amortization	189,837	172,592

Total operating expenses	1,686,574	1,480,383

Operating income	303,759	427,292

Interest expense	449,183	491,718
Net loss before net gain on sales of real estate	(145,424)	(64,426)
Net gain on sales of real estate	21,023	158,304

NET INCOME (LOSS)	(124,401)	93,878

Net income (loss) attributable to noncontrolling interests	11,787	–

Net income (loss) attributable to controlling interests	$(136,188)	$93,878

* Net of approximately $288,000 and $176,000 of grant reimbursements in 2019 and 2018, respectively.

The accompanying notes are an integral part of these consolidated statements.

F-4

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years ended December 31, 2019 and 2018

	Common Stock (1)
	Shares Issued and Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Total Controlling Interest	Noncontrolling Interests	Total Equity
Stockholders' equity, January 1, 2018	49,402.803	$494	$4,521,501	$21,502,612	$26,024,607	$–	$26,024,607
Net income	–	–	–	93,878	93,878	–	93,878
Contributions from stockholders	9,706.120	97	6,056,474	–	6,056,571	–	6,056,571
Redemptions paid to stockholders	(814.288)	(8)	(559,612)	–	(559,620)	–	(559,620)
Dividends to stockholders	–	–	–	(320,811)	(320,811)	–	(320,811)
Issuance of options as compensation	–	–	–	8,922	8,922	–	8,922
Syndication costs	–	–	–	(210,016)	(210,016)	–	(210,016)
Stockholders' equity, December 31, 2018	58,294.635	$583	$10,018,363	$21,074,585	$31,093,531	$–	$31,093,531
Net income (loss)	–	–	–	(136,188)	(136,188)	11,787	(124,401)
Contributions from stockholders	13,464.181	135	8,311,724	–	8,311,859	–	8,311,859
Redemptions paid to stockholders	(3,087.597)	(31)	(1,891,117)	–	(1,891,148)	–	(1,891,148)
Contributions from noncontrolling interests	–	–	–	–	–	350,000	350,000
Syndication costs	–	–	–	(70,212)	(70,212)	–	(70,212)
Stockholders' equity, December 31, 2019	68,671.219	$687	$16,438,970	$20,868,185	$37,307,842	$361,787	$37,669,629

(1) 200,000 shares authorized, $0.01 par value; 68,671.219 shares issued and outstanding at December 31, 2019.

The accompanying notes are an integral part of these consolidated statements.

F-5

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities
Net income (loss)	$(124,401)	$93,878
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Provision for bad debts and loan losses	110,191	195,311
Depreciation and amortization	189,837	172,592
Net gain on sales of real estate	(21,023)	(158,304)
Deferred mortgage origination fees amortization	(15,871)	(12,790)
Option-based compensation expense	–	8,922
Impairment of investment in real estate	143,000	–
(Increase) decrease in assets
Accrued income	86,065	12,255
Accounts receivable	(126,827)	(92,072)
Prepaids and other assets	(117,618)	(54,871)
Interest accrued on mortgage notes receivable	(68,874)	(34,786)
Increase in liabilities
Accounts payable and accrued expenses	69,965	25,794

Net cash provided by operating activities	124,444	155,929

Cash flows from investing activities
Proceeds from sales of investments in real estate	56,150	894,910
Purchases of investments in real estate, at cost	(4,489,168)	(2,769,334)
Issuance of mortgage notes receivable	(2,225,500)	(4,727,285)
Principal payments received on mortgage notes receivable	1,738,460	21,886
Mortgage origination fees received	16,830	32,119

Net cash used in investing activities	(4,903,228)	(6,547,704)

(Continued)

The accompanying notes are an integral part of these consolidated statements.

F-6

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
Years ended December 31, 2019 and 2018

	2019	2018
Cash flows from financing activities
Net borrowings (repayments) on lines of credit	$(250,000)	$250,000
Proceeds from mortgages payable	–	2,000,000
Repayments on mortgages payable	(5,825,873)	(1,403,565)
Proceeds from notes payable, subordinated	5,010,000	1,480,000
Repayments of notes payable, subordinated	(135,000)	(520,000)
Payment of syndication costs	(70,212)	(210,016)
Contributions from stockholders	8,311,859	6,056,571
Contributions from noncontrolling interests	350,000	–
Redemptions paid to stockholders	(1,891,148)	(559,620)
Dividends paid to stockholders	–	(320,811)
Payments received on notes receivable from stockholders	30,000	39,185

Net cash provided by financing activities	5,529,626	6,811,744

NET INCREASE IN CASH AND CASH EQUIVALENTS	750,842	419,969

Cash and cash equivalents, beginning of period	878,342	458,373

Cash and cash equivalents, end of period	$1,629,184	$878,342

Supplemental disclosure of cash flow information	$453,525	$465,543
Cash paid for interest expense

The accompanying notes are an integral part of these consolidated statements.

F-7

Iroquois Valley Farmland REIT PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE A - NATURE OF OPERATIONS

Iroquois Valley Farms LLC (the Operating Company), was formed in 2007 for the purpose of providing secure land access to organic farming families. Effective December 31, 2016, the Company was reorganized by its members contributing 99% of their membership interests to Iroquois Valley Farmland REIT, PBC (the Parent Company) and 1% of their membership interest in the Company to Iroquois Valley Farmland TRS, Inc. (the TRS Subsidiary), a wholly owned subsidiary of Iroquois Valley Farmland REIT, PBC.

The Company positively impacts local, sustainable and organic agriculture through leasing farmland and mortgage funding with a focus on the next generation of organic farmers. The farmland purchased or financed by the Company is operated primarily by mid-size farm families that run their own sustainable farm business. Investments made by the Company are funded with new debt and / or equity. The Company operates as a self-administered and self-managed real estate investment trust (REIT), under the Internal Revenue Code.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1.	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Iroquois Valley Farmland REIT, PBC and its wholly-owned subsidiaries, the Operating Company and the TRS Subsidiary (collectively, the Company). Current accounting standards clarify the identification of a variable interest entity ("VIE") and determine under what circumstances a VIE should be consolidated with its primary beneficiary. The Company has determined that MT Hi-Line, LLC has met the criteria of a VIE under the accounting standard related to consolidation of VIEs and that consolidated is required. MT Hi-Line, LLC is dependent on the support of the Company and was established for the purpose of managing an investment in farmland. All significant intercompany accounts and transactions are eliminated in consolidation.

2.	Balance Sheet Presentation

The operations of the Company involve a variety of real estate transactions and it is not possible to precisely measure the operating cycle of the Company. The consolidated balance sheet of the Company has been prepared on an unclassified basis in accordance with real estate industry practices.

F-8

Iroquois Valley Farmland REIT PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.	Investments in Real Estate

Investments in real estate consists of the following properties, at net book value at December 31, 2019 and 2018:

Property Name	Location (County, State)	Date Acquired	Net Book Value at 12/31/2019	Net Book Value at 12/31/2018
Iroquois Valley East and West Farms	Iroquois, IL	2007 and 2008	$1,260,194	$1,201,427
Denker Farm	Livingston, IL	March 22, 2011	1,499,728	1,513,773
Pleasant Ridge Farm	Livingston, IL	May 18, 2011	497,207	504,312
Old Oak Farm	Huntington, IN	August 20, 2012	928,023	929,530
Red Oak Farm	Boone, IN	November 15, 2012	831,802	831,802
Rock Creek Farm	Will, IL	October 9, 2012	591,709	596,845
Hedge Creek Farm	Will, IL	December 28, 2012	636,418	636,725
Mary Ellen's Farm	Iroquois, IL	January 30, 2013	1,084,121	1,045,416
Mooday and	Boone and
Jackman Farms	Montgomery, IN	February 15, 2013	1,031,963	1,031,963
Shiawassee Farm	Shiawassee, MI	May 8, 2013	1,074,584	1,085,057
One Bottom Farm	Iroquois, IL	November 21, 2013	354,846	354,846
Sparta Woods Farm	Noble, IN	December 20, 2013	1,032,345	1,032,345
Two Roads Farm	Shelby, IL	March 11, 2014	2,313,692	2,341,067
Union Fair Farm	Knox, ME	April 2, 2014	410,257	582,023
Healing Ground Farm	Rockcastle, KY	June 17, 2014	127,001	127,001
Mystic River Farm	Monroe, WV	September 10, 2014	588,696	553,059
Brindle Farm	Allen, IN	September 19, 2014	522,475	523,437
Lakeville Farm	St. Joseph, IN	November 14, 2014	2,125,720	2,128,331
South Grove Farm	Dekalb, IL	February 12, 2015	728,558	730,533
Mackinaw Farm	Ford, IL	February 20, 2015	1,017,129	1,017,129
Saginaw Bay Farm	Tuscola, MI	April 14, 2015	1,747,035	1,759,689
Jubilee Farm	Elkhart, IN	October 28, 2015	543,634	480,775
Yoder Farm	Allen, IN	November 24, 2015	536,524	536,990
Tower Road Farm	Dekalb, IL	February 29, 2016	835,613	820,476
Bahasaba Farm	Hill, MT	April 12, 2016	225,201	225,201
Lake Wawasee Farm	Noble, IN	April 21, 2016	669,663	679,088
Tippecanoe Farm	Kosciusko, IN	August 8, 2016	812,781	812,781
Susquehanna Farm	Chenago, NY	October 12, 2016	534,796	552,862
Flat Rock	Seneca, OH	May 15, 2017	2,878,073	2,878,926
Creambrook	Augusta, VA	May 22, 2017	1,236,666	1,231,430
Cottonwood	Hill, MT	September 1, 2017	1,020,095	1,029,292

F-9

Iroquois Valley Farmland REIT PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.	Investments in Real Estate (Continued)

Property Name	Location (County, State)	Date Acquired	Net Book Value at 12/31/2019	Net Book Value at 12/31/2018
South Fork	Livingston, IL	October 16, 2017	$2,175,440	$2,175,914
Battle Creek	Dekalb, IL	November 10, 2017	1,379,380	1,379,380
White River	Daviess, IN	May 24, 2018	1,910,688	1,910,688
Hidden Pasture	Schoharie, NY	July 24, 2018	304,456	314,072
Ten Mile	Lucas, OH	November 29, 2018	282,177	282,177
MT Hi-Line	Shelby, MT	January 17, 2019	1,559,697	–
Rock Creek North	Will, IL	November 11, 2019	1,282,053	–
Money Creek	McClean, IL	December 9, 2019	1,379,382	–
			$39,969,822	$35,836,362

Investments in real estate are carried at cost, less accumulated depreciation. On a continuous basis, management assesses whether there are any indicators, including property performance and general market conditions, that the value of the investments in real estate may be impaired. To determine if indicators of impairment exist, management utilizes independent third-party analyses for those properties owned for more than one year. At a minimum of once every three years the independent analysis is completed by a certified appraiser or licensed real estate professional. The methods employed in the valuation generally consider one or more of the following methods: the sales comparison approach (which uses the market for comparable properties), income capitalization approach (which considers income - generating potential of the property and anticipated rate of return), and the cost approach.

If indicators of impairment are present, management will estimate based on projected discounted cash flows (including land appraised values) if an impairment of the carrying cost has occurred. If these cash flows are less than the net carrying value of the property an impairment loss will be recorded. During 2019, the Company evaluated the investments in real estate for indicators of impairment and noted indicators were present related to one property, Union Fair Farm. As a result, an impairment charge of $143,000 is recorded for the year ended December 31, 2019. During 2018, the Company evaluated the investments in real estate for indicators of impairment and noted none. There were no impairment charges recorded for the year ended December 31, 2018.

The Company's policy is to depreciate land improvements, machinery, equipment, buildings and building improvements over the estimated useful lives of the assets by use of the straight-line method, as indicated in the following table.

Land improvements, machinery and equipment	7 - 25 years
Buildings and building improvements	15 - 20 years

The cost of repairs and maintenance is charged to expense as incurred; significant improvements and betterments are capitalized. All investments in real estate are leased to tenants under operating leases.

F-10

Iroquois Valley Farmland REIT PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

4.	Cash Equivalents

The Company maintains cash balances with a lender which holds the mortgages on certain investments (see Note F). These cash equivalents are not restricted and can be withdrawn at any time without penalty.

5.	Accrued Income, Accounts Receivable and Mortgage Interest Receivable

Accrued income consists of estimates of tenant farmer obligations due to the Company in accordance with the variable farm revenue as stated in the lease agreement. Estimates of variable farm revenues are based on a calculation of farm revenues exceeding a certain price point per acre (as defined in the individual lease agreements) and the excess being partially due to the Company. Accounts receivable are uncollateralized tenant obligations due under normal trade terms. Mortgage interest receivable is mortgage interest income due to the Company. Management individually reviews all accrued income and receivables and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

The carrying amount of accrued income, accounts receivable and mortgage interest receivable are reduced by valuation allowances, if necessary, that reflect management's best estimate of recorded receivables which may be uncollectible based on specific information about tenant accounts, past loss experience, and general economic conditions. Bad debts are written off against the allowance for doubtful accounts when they are determined to be uncollectible.

6.	Syndication Costs

Syndication costs represent costs incurred in connection with the syndication of REIT stock, including in 2019 and 2018 expenses related to the non-accredited investor offering. These costs are reflected as a direct reduction of stockholders' equity. Syndication costs of $70,212 and $210,016 were incurred for the years ended December 31, 2019 and 2018, respectively.

F-11

Iroquois Valley Farmland REIT PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

7.	Revenue Recognition and Leases

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which provides a five-step analysis of contracts to determine when and how revenue is recognized and replaces most existing revenue recognition guidance in U.S. generally accepted accounting principles. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. Topic 606 is effective for annual reporting periods beginning on December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company adopted Topic 606 as of January 1, 2019, and has elected the modified retrospective method of adoption. The Company's revenues consist of rental income, mortgage income, and related other income which are specifically excluded from the scope of Topic 606. The Company has determined that the new guidance does not have a significant effect on reported amounts and, as a result, no adjustment to equity as of January 1, 2019 is required. Adoption of the new guidance resulted in no material changes to the Company's accounting policies for revenue recognition.

Leases

The FASB issued ASU 2016-02, Leases, (Topic 842) (ASU 2016-02), in February 2016. Under ASU 2016-02, lessees will be required to recognize, at commencement date, a lease liability representing the lessee’s obligation to make payments arising from the lease and a right-of-use asset representing the lessee’s right to use or control the use of a specific asset for the lease term. The Company adopted Topic 842 as of January 1, 2019 under the modified retrospective method. In connection with the adoption the Company elected to use the following practical expedients: (1) Election to not apply guidance in Topic 842 to leases that qualify as short-term leases; (2) Election not to separate non-lease components and record at the same rate as rental income (straight-line), most significantly certain tenant reimbursements of real estate tax expenses, from the associated lease components, resulting in the Company presenting all revenues associated with leases as rental income on the accompanying statements of operations. For comparison purposes, the Company has reclassified lease reimbursements to rental income for the year ended December 31, 2018; (3) Election to not reassess the lease classification for any existing leases and the initial direct costs for existing leases. As the Company's lessor leases are substantially for land the Company expects to derive the residual value of the land at the end of the lease term which is expected to be substantially the same as the current book value.

Rental income is recognized when earned as provided under the lease agreements with tenants. All leases between the Company and its tenants are classified as operating leases. Lease reimbursements represent real estate taxes and property insurance, which are billed to tenants pursuant to the terms of the lease. Lease reimbursements are recognized as earned in the same period the expenses are incurred. Mortgage interest income is recognized when due as provided under the mortgage agreements in place. Deferred mortgage origination fees are amortized to interest income ratably over the life of the related mortgages.

F-12

Iroquois Valley Farmland REIT PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

8.	Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. The Company must meet certain requirements to be eligible, including distribution requirements and other asset and income tests. Management intends to adhere to these requirements and maintain the REIT status. As a REIT, the Company will generally not be liable for U.S. federal corporate income taxes, thus no provision is included in the accompanying consolidated financial statements. The Company has also elected taxable REIT subsidiary status for the TRS Subsidiary which allows for activities that do not qualify as rents from real property.

9.	Option-Based Compensation

Compensation expense relating to option-based payments is recognized in operations using the Black Scholes fair value measurement method. Under this fair value method, the estimated fair value of awards is charged to operations on a straight-line basis over the requisite service period, which is generally the vesting period.

10.	Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgments. The provision for credit losses is considered a significant estimate, see Note D for the Company's policies on risk rating of the mortgage and lease portfolio. The fair value of compensation expense related to membership options is considered a significant estimate due to the variability of estimates of expected life, risk-free interest rate, expected dividends, and volatility utilized in the calculation of fair value. While management's estimates of fair value of compensation expense are reasonable, the actual results could differ and have a significant impact on the financial statements.

11.	Significant Accounting Standard Applicable In Future Years Allowance for Loan and Lease Losses

The FASB issued ASU 2016-13, Financial Instruments - Credit Losses, (Topic 326) (ASU 2016-13), in June 2016. ASU 2016-13 will require entities to update their credit loss model to the current expected credit losses (CECL) model. This CECL model will require entities to estimate the credit losses expected over the life of an exposure (or pool of exposures). While the Company is a public business entity, the Company qualifies as a small reporting company and therefore, ASU 2016-13 is effective for the Company's December 31, 2023 financial statements and thereafter.

F-13

Iroquois Valley Farmland REIT PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE C - NOTES RECEIVABLE FROM STOCKHOLDERS - RELATED PARTY TRANSACTION

No advances were made to related parties during the years ended December 31, 2019 and 2018. There were total outstanding advances of $3,379 and $33,379 due from stockholders and related parties as of December 31, 2019 and 2018, respectively, which are included in the accompanying consolidated balance sheets in prepaids and other assets. The remaining note is due on demand and is uncollateralized.

NOTE D - MORTGAGE NOTES RECEIVABLE

The Company has entered into a farmland financing policy to provide mortgage financing for organic and sustainable farmers to purchase farmland to achieve certified organic standards. The Company's financing policy requires extensive background and credit checks and that each farmland mortgage be collateralized by farmland appraised at a minimum value of 1.33 times the value of the loan. The financing policy also limits the outstanding loans on farmland to 35% of the Company's total farmland assets (defined as investments in real estate, at cost plus mortgage notes receivable).

Management closely monitors the quality of the mortgage notes receivable portfolio and has established a review process designed to help grade the quality and profitability of the Company’s mortgage notes receivable portfolio. The Company utilizes an internal risk rating system to evaluate credit risk. It assigns an internal risk rating based on an assessment of each borrower’s financial condition. These internal techniques are consistent with the methods used by major third-party agencies to assign ratings. The credit quality grade helps management make a comparable assessment of each mortgage note receivable’s credit risk.

Using this data, the Company evaluates liquidity, financial strength, management effectiveness, and operating efficiency and assigns one of four ratings: performing, watch, at-risk, and default. As of December 31, 2019, three mortgage notes totaling approximately $2,182,404 of outstanding receivables were classified as a default rating. Additionally, four mortgages have been put on watch and one is rated at-risk. As of December 31, 2019, the Company recorded a loan loss of approximately $75,500 to reserve against potential losses from the non-performing loans and recorded an interest reserve of approximately $79,250. All other mortgages as of December 31, 2019 are performing. As of December 31, 2018, two mortgage notes totaling approximately $461,000 of outstanding receivables were classified as a default rating. Additionally, three mortgages had been put on watch. As of December 31, 2018, the Company recorded a loan loss of approximately $98,600 to reserve against potential losses from the non-performing loans and recorded an interest reserve of approximately $16,390. All other mortgages as of December 31, 2018 were performing.

F-14

Iroquois Valley Farmland REIT PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE D - MORTGAGE NOTES RECEIVABLE (Continued)

During 2019, the Company issued seven loans with original mortgage balances of $1,723,000 and a line of credit of $502,500, received loan origination fees of $16,830, and received principal payments of $1,738,460. During 2018, the Company issued eleven loans with original mortgage balances of $4,727,285, received loan origination fees of $32,119, and received principal payments of $21,886. Mortgage notes receivable are reported at their outstanding principal balances net of any unamortized origination fees. As of December 31, 2019 and 2018, the Company had $12,845,741 and $12,275,582 of net mortgage notes receivable, respectively. Origination fees received are deferred and recognized as adjustments to mortgage interest income over the lives of the related mortgage notes. The outstanding mortgage notes receivable generally require monthly interest only payments for the first five-years with principal and interest payments thereafter. Select mortgage notes require principal and interest payments throughout the term of the notes. Interest rates range from 4.00% to 6.00%. The principal balance on the loans is due upon the maturity of each of the mortgage notes receivable which expire at various dates through 2048. Prepayments are allowed. At December 31, 2019 and 2018, mortgages receivable are collateralized by real estate and improvements thereon. Mortgage interest income earned, including amortized origination fees, during the year ended December 31, 2019 and 2018 totaled $684,900 and $563,978, respectively.

NOTE E - REVOLVING LINES OF CREDIT

The Company has a $1,000,000 line of credit with a lender which expires on January 15, 2022. There was no outstanding balance on the line as of December 31, 2019 and 2018. Interest is payable monthly at the bank's prime rate (4.75% and 5.25% at December 31, 2019 and 2018, respectively, as defined in the agreement) reduced by an applicable margin (0.50%). The line is collateralized by the Lakeville Farm. The Company is subject to certain restrictive covenants.

The Company had two $500,000 line of credit facilities with the lender who services certain mortgages payable (see Note F) which expired on May 1, 2019. There were no outstanding borrowings on the lines as of December 31, 2018. Interest was payable monthly at the 30 day London InterBank Offered Rate (LIBOR) (2.52% at December 31, 2018), plus 2.50%. The lines were collateralized by the Company's Shiawassee and Sparta Woods farms.

During 2019, the Company entered into a $2,500,000 line of credit with a lender that is interest only through May 1, 2024 and interest and principal through maturity on May 1, 2049. There was no outstanding balance on the line as of December 31, 2019. Interest is payable annually at the bank's adjusted one-month LIBOR (1.75% at December 31, 2019) based rate plus an applicable margin (2.50%). The line is collateralized by real estate in the IL counties of Iroquois and Shelby. The Company is subject to certain restrictive covenants.

F-15

Iroquois Valley Farmland REIT PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE E - REVOLVING LINES OF CREDIT (Continued)

The Company has a $250,000 line of credit with a lender who services certain mortgages payable (see Note F) which expires on November 10, 2020. There were no outstanding borrowings as of December 31, 2019. At December 31, 2018, there was a $250,000 outstanding balance on the line of credit. Interest is payable monthly at the WSJ published bank prime rate (4.75% and 5.50% at December 31, 2019 and 2018, respectively, as defined in the agreement) reduced by an applicable margin (0.40%). The line is collateralized by the Tower Road Farm. The Company is subject to certain restrictive covenants.

Aggregate interest expensed during the years ended December 31, 2019 and 2018 was approximately $16,600 and $34,700, respectively related to the lines of credit. Related accrued interest as of December 31, 2019 and 2018 totaled $0 and $9,531, respectively.

NOTE F - MORTGAGES PAYABLE

Mortgages payable at December 31, 2019 and 2018 consists of the following:

	2019	2018
Mortgage note payable, in semi-annual installments of $17,626, including interest at a fixed rate of 3.60% through January 2023, with final maturity in January 2042. The note was collateralized by the Denker farm and was paid in full during 2019.	$–	$521,735

Mortgage note payable, in semi-annual installments of $11,655, including interest at a fixed rate of 3.70% through September 2019, with final maturity in April 2043. The note was collateralized by the Old Oak farm and was paid in full during 2019.	–	373,394

Mortgage note payable, in semi-annual installments of $6,940, including interest at a fixed rate of 3.70% through October 2019, with a final maturity in April 2043. The note was collateralized by the Rock Creek farm and was paid in full during 2019.	–	222,348

Mortgage note payable, in semi-annual installments of $8,653, including interest at a fixed rate of 3.70% through December 2019, with a final maturity in June 2043. The note was collateralized by the Hedge Creek farm, and was paid in full during 2019.	–	277,213

Mortgage note payable, in semi-annual installments of $10,191, including interest at a fixed rate of 3.60% through January 2023, with a final maturity in June 2043. The note was collateralized by the Red Oak farm, and was paid in full during 2019.	–	313,205

F-16

Iroquois Valley Farmland REIT PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018

	2019	2018
Mortgage note payable, in semi-annual installments of $10,191, including interest at a fixed rate of 3.60% through February 2023, with a final maturity in June 2043. The note was collateralized by the Mooday and Jackman farms, and was paid in full during 2019.	$–	$313,205

Mortgage note payable, in semi-annual installments of $7,102, including interest at a fixed rate of 3.40% through October 2018, with a final maturity in May 2044. The note was collateralized by Mary Ellen's farm, and was paid in full during 2019.	–	238,284

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.45% through November 1, 2017, with a final maturity in November 2047. The note was collateralized by the Creambrook farm, and was paid in full during 2019.	–	598,144

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.45% through November 1, 2017, with a final maturity in November 2047. After November 1, 2017, the mortgage requires principal and interest payments in semiannual payments through maturity. The note is collateralized by the Flat Rock farm.	1,339,830	1,367,887

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.70% through April 1, 2018, with a final maturity in April 2048. The note was collateralized by the South Fork farm, and was paid in full during 2019.	–	1,023,708

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.55% through May 10, 2021, and then 13 semi-annual principal payments of $15,455, with interest charged at the one-month LIBOR rate (2.52% at December 31, 2018), plus 2.50%, with a final balloon payment due upon maturity on November 10, 2027. The note was collateralized by the Battle Creek farm, and was paid in full during 2019.	–	680,000

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 4.60% (adjusted every three years beginning in 2021) through October 1, 2018, and then 59 semi-annual principal payments of $30,895, with all remaining principal and interest due on October 1, 2048. The note was collateralized by the White River farm, and was paid in full during 2019	–	1,000,000

Mortgage note payable, with interest charged at a fixed rate of 4.50% through May 1, 2019, with all principal and accrued interest that was due on May 1, 2019. The note was collateralized by the Two Roads farm	–	236,580

	$1,339,830	$7,167,721

F-17

Iroquois Valley Farmland REIT PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE F - MORTGAGES PAYABLE (Continued)

Certain mortgages payable agreements include interest rate adjustment periods after the fixed rate periods expire, as described above. Aggregate interest expensed during the years ended December 31, 2019 and 2018 was approximately $76,800 and $195,500, respectively, related to the mortgages payable. Accrued interest at December 31, 2019 and 2018 totaled $13,843 and $63,713, respectively, related to the mortgages payable.

Future debt maturities for the years ending December 31 are as follows:

2020	$28,674
2021	29,679
2022	30,719
2023	31,641
2024	32,590
Thereafter	1,186,527
$1,339,830

NOTE G - NOTES PAYABLE, SUBORDINATED-RELATED PARTY TRANSACTIONS

The Company has borrowed through issuances of unsecured notes payable to finance the Company’s farmland investments. The debt consists of individual promissory notes issued across multiple series and three term notes.

The promissory notes and term notes, totaling $15,740,000 and $10,865,000 as of December 31, 2019 and 2018, respectively, have interest due semi-annually, ranging from 0.00% to 3.50% with principal due in full at maturity. The notes have various original maturity dates from 2020 through 2026. One series includes an automatic renewal for one year upon maturity date, unless the notes are terminated by either the Company or payee. The notes are uncollateralized and are subordinated to the mortgages payable and any advances on the revolving lines of credit (see Notes E and F). During 2019 and 2018, principal of $135,000 and $520,000, respectively, was paid to noteholders. Aggregate interest expensed during the years ended December 31, 2019 and 2018 was approximately $345,000 and $261,500, respectively, related to the notes payable. Accrued interest at December 31, 2019 and 2018 totaled $187,716 and $132,658, respectively, related to the notes payable.

F-18

Iroquois Valley Farmland REIT PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE G - NOTES PAYABLE, SUBORDINATED-RELATED PARTY TRANSACTIONS (Continued)

Beginning February 7, 2017, the Company issued an offering of promissory notes titled “Soil Restoration Notes” at a maximum offering of $5,000,000. That offering was replaced with a similar offering of Soil Restoration Notes on June 15, 2018. The total Soil Restoration Notes advanced during 2019 and 2018 aggregated $5,010,000 and $1,480,000, respectively. The notes are issued as individual promissory notes and bear interest between 0.00% and 2.50% and have maturity dates ranging between 2020 and 2023, with interest due semiannually on January 15 and July 15th. The notes are uncollateralized and are subordinated to the mortgages payable and any advances on the revolving lines of credit (see Notes E and F). In accordance with the Soil Restoration Notes, the Company also funds an organic transition pool to support the tenants and farmers during the organic transition period by primarily providing rent and/or interest reimbursements. See Note L for a description of a grant received which has reduced the costs associated with issuing the notes.

Aggregate notes payable due to related parties, which consists entirely of stockholders, aggregated approximately 37%, or $5,862,500 and 46% or $4,981,000 of the total notes payable at December 31, 2019 and 2018, respectively. Interest expensed on the related parties notes totaled approximately $130,000 and $120,000 during the years ended December 31, 2019 and 2018, respectively.

Future original maturities of the aggregate notes payable as of December 31, 2019 are as follows:

2020	$3,390,000
2021	1,115,000
2022	935,000
2023	7,065,000
2024	916,667
Thereafter	2,318,333
$15,740,000

NOTE H - RENTAL INCOME

The Company leases its real estate to farm operators generally under five year initial terms. The leases automatically renew for two year terms following the initial term and any subsequent renewals. The leases are structured as variable cash, fixed cash or crop-share operating lease agreements. Variable cash lease agreements include minimum base rent plus a variable component, if applicable, based on total farm revenues. All leases require the farm tenant to maintain federal crop insurance on insurable crops for the duration of the lease. Rental income consists of fixed lease payments of $1,080,523 and $1,051,590, variable lease payments of $37,022 and $150,713, and lease reimbursements of $143,305 and $133,108 for the years ended December 31, 2019 and 2018, respectively. The Company manages risk associated with the residual value of its leased assets by leasing primarily land to lessees which management believes will maintain the residual value consistent with the current book value.

F-19

Iroquois Valley Farmland REIT PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE H - RENTAL INCOME (Continued)

Future minimum base rentals on noncancelable operating leases for the years ending December 31 are as follows:

2020	$1,314,289
2021	995,931
2022	505,332
2023	287,777
2024	243,401
Thereafter	664,420
$4,011,150

NOTE I - STOCK OPTION PLAN

The Company provides for the grant of incentive options to purchase stock to certain officers of the Company. The agreements allow the option holders to purchase stock of the Company at a stated price during a specified period of time (generally 10 - 15 years). Option awards are generally granted with an exercise price equal to the fair market value of the stock at the date of grant. Options generally vest over three years.

The Company has granted options to certain staff members and consultants. In 2019, 394 options were exercised ranging from $508 to $552 per share. In 2018, 550 options were exercised ranging from $508 to $552 per share and none were granted.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model. An expected volatility factor was based on comparable farmland values and public companies and was used in computing the option-based compensation during 2019 and 2018. The annual rate of dividends is expressed as a dividend yield which is a constant percentage of the share price. The expected life of an option represents the period of time that an option is expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the 10-year U.S. Treasury note in effect at the time of grant (expected lives are 10 - 15 years).

Option-based compensation expense recognized in the statements of operations was $0 and $8,922, respectively, for the years ended December 31, 2019 and 2018.

F-20

Iroquois Valley Farmland REIT PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE I - STOCK OPTION PLAN (Continued)

The fair value of each option granted during previous years was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected life	10 - 15 years
Risk-free interest rate	1.78% - 3.47%
Expected dividends	0.00%
Volatility	10% - 29%

Option activity for the year ended December 31, 2019 is as follows:

			Weighted
		Weighted	Average
	Shares	Average	Remaining
	Subject to	Exercise	Contractual
	Option	Price	Term
January 1, 2019	2,263	$543.80	11 years
Granted	–	–	N/A
Exercised	(394)
Cancelled/forfeited	–
December 31, 2019	1,869	$543.80	8 years
Exercisable at December 31, 2019	1,869		8 years

There were no options vested during the year ended December 31, 2019.

F-21

Iroquois Valley Farmland REIT PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE I - STOCK OPTION PLAN (Continued)

Option activity for the year ended December 31, 2018 is as follows:

			Weighted
		Weighted	Average
	Shares	Average	Remaining
	Subject to	Exercise	Contractual
	Option	Price	Term
January 1, 2019	2,813	$541.00	10 years
Granted	–	–	N/A
Exercised	(550)
Cancelled/forfeited	–
December 31, 2019	2,263	$543.80	11years
Exercisable at December 31, 2019	2,263		11 years

A total of 250 options vested during the year ended December 31, 2018.

NOTE J - CONCENTRATIONS OF RISK

The Company maintains its cash balances at financial institutions located in the United States. These cash balances are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company may, from time to time, have balances in excess of FDIC insured deposit limits. The Company also maintains cash balances with its lender (see Note B-4), which is not a federally insured institution.

The Company's investments in real estate, at cost, are significantly concentrated within holdings of agriculture within the United States (see Note B-3). The general health of that industry could have a significant impact on the fair value of investments held by the Company.

NOTE K - OPERATING LEASE OBLIGATIONS

The Company leases various office spaces under the terms of operating leases, which are month-to-month or expire at various dates through September 2020. Monthly payments under the leases aggregate $2,835. Total rent expense was approximately $32,335 and $33,400, respectively, for the years ended December 31, 2019 and 2018.

As of December 31, 2019, future minimum lease payments required under the operating lease are as follows:

2020	$14,175
$14,175

F-22

Iroquois Valley Farmland REIT PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE L - CONSERVATION INNOVATION GRANT - GAIN CONTINGENCY

In the fall of 2016, the Company was awarded a Conservation Innovation Grant from the National Resources Conservation Service, a division of the United States Department of Agriculture. The grant became effective on December 2, 2016 and expires on September 30, 2020 as defined in the agreement. Under the terms of the grant, the Company receives reimbursement for certain expenses associated with the Soil Restoration Notes offering that was issued in 2017 (see Note G) and other qualified expenses. The payments under the grant during the years ended December 31, 2019 and 2018 were approximately $288,000 and $176,000, respectively, and have been included as reductions of general and administrative expenses and professional fees in the accompanying statement of income. Given the contingent nature of the grant the Company has not recorded the full grant amount as an asset related to future reimbursement payments. The Company has recorded a receivable from the grant totaling $54,092 and $32,692 at December 31, 2019 and 2018, respectively, which is included in prepaids and other assets in the accompanying financial statements.

NOTE M - SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 28, 2020, the date that these financial statements were available to be issued. Management has determined that no events or transactions, other than as described below, have occurred subsequent to the balance sheet date that require disclosure in the financial statements.

The direct and indirect impacts of the current COVID-19 outbreak on the Company’s investments in real estate, borrowers, operations, and financing arrangements are currently unknown, as is the duration and severity of any impacts that the Company may experience. Management is currently unable to quantify the effects that this situation will have on its operations and financial position; however, they may be significant. The Company has not experienced significant payment delays for leases and loans.

During January 2020, the Company purchased 172 acres of farmland in Iroquois County for approximately $1,387,000. The Company entered into a commitment to purchase 278 acres of farmland in Kankakee County for approximately $1,876,500.

Between January 1, 2020 and April 28, 2020, the Company issued approximately $1,289,000 of REIT stock.

F-23

Item 8. Exhibits

INDEX TO EXHIBITS

2.1*	Certificate of Incorporation of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2(a) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
2.2*	Bylaws of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2(b) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
3.1*	Stock Redemption Program (incorporated by reference to Exhibit 3(a) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
3.2**	Form of Soil Restoration Note
4.1*	Subscription Agreement (incorporated by reference to Exhibit 4 to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.1*	First Midwest Bank Promissory Note (incorporated by reference to Exhibit 3(c)(i) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.2*	RSF Social Finance Promissory Note (incorporated by reference to Exhibit 3(d)(i) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.3*	RSF Social Finance Business Loan Agreement (incorporated by reference to Exhibit 3(d)(ii) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.4*	RSF Social Finance Mortgage, Security Agreement, Assignment of Leases and Rents and Fixture Filing (incorporated by reference to Exhibit 3(d)(iii) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.5*	RSF Social Finance Modification of Mortgage (incorporated by reference to Exhibit 3(d)(iv) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.6*	Compeer Financial – Illinois – Promissory Note/Loan Agreement (incorporated by reference to Exhibit 3(e)(i) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.7*	Compeer Financial – Illinois – Open-End Mortgage (incorporated by reference to Exhibit 3(e)(ii) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.8*	Stock Option Agreement – David Miller (incorporated by reference to Exhibit 6(i) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.9*	Stock Option Agreement – David Miller(incorporated by reference to Exhibit 6(ii) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.10*	Stock Option Agreement – John Steven Bianucci (incorporated by reference to Exhibit 6(iv) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.11*	Stock Option Agreement – John Steven Bianucci (incorporated by reference to Exhibit 6(v) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.12*	Stock Option Agreement – John Steven Bianucci (incorporated by reference to Exhibit 6(vi) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.13*	Stock Option Agreement – Arnold Lau (incorporated by reference to Exhibit 6(xiv) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.14*	Stock Option Agreement – Sally Dodge (incorporated by reference to Exhibit 6(xiii) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)

* Filed previously

** Filed herewith

24

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evanston, Illinois, on May 20, 2020.

IROQUOIS VALLEY FARMLAND REIT, PBC
By:	/s/ Mark D. Schindel
Mark D. Schindel
Chief Financial Officer

Name	Title	Date

/s/ David E. Miller	Director and Chief Executive Officer	May 21, 2020
David E. Miller	(principal executive officer)

/s/ Mark D. Schindel	Chief Financial Officer	May 20, 2020
Mark D. Schindel	(principal financial officer and principal accounting officer)

/s/ Dr. Stephen P. Rivard	Director and Chairperson	May 20, 2020
Dr. Stephen P. Rivard

/s/ Andy Ambriole	Director	May 19, 2020
Andy Ambriole

/s/ Dorothy D. Burlin	Director	May 20, 2020
Dorothy D. Burlin

/s/ Sally Dodge	Director	May 20, 2020
Sally Dodge

/s/ Arnold W. Lau	Director and Chief Operating Officer	May 21, 2020
Arnold W. Lau

/s/ Malaika Maphalala	Director	May 20, 2020
Malaika Maphalala

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